Exhibit 99.7

PRESS RELEASE

TotalEnergies publishes the response of EACOP Ltd to Greenfaith report

Paris, November 16, 2023 - Following the publication of the report by the NGO Greenfaith on the consideration of cultural heritage within the EACOP project in Uganda and Tanzania, and for which EACOP was unfortunately not requested in advance, we have asked our affiliate EACOP Ltd, which operates the EACOP project, to address the allegations raised in this report. In the interest of transparency and completeness, TotalEnergies decided to publish the response sent to Greenfaith by EACOP Ltd setting out in detail the careful process that has been devised and implemented to manage the sensitive issues of cultural heritage sites, including graves. We deplore the fact that GreenFaith did not contact EACOP Ltd to check its allegations before publishing its report that therefore contains a significant number of inexact statements.

•	Download the EACOP Ltd response to Greenfaith (totalenergies.com/sites/g/files/nytnzq121/files/documents/2023-11/EACOP_response_to_GreenFaith_Report.pdf)

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).